July 16, 2010

VIA ELECTRONIC TRANSMISSION

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 (the “10-K”)
Filed on February 26, 2010
File No. 001-09853

Dear Ms. Mills-Apenteng:

In connection with your letter dated July 1, 2010 to Joseph M. Tucci, Chairman and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following response to the comment made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Item 15. Exhibits and Financial Statement Schedules

Exhibits

1.	We note your response to prior comment 5 that you are relying on Instruction 2 to Item 601 of Regulation S-K, which allows you to omit certain exhibits which are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details. Please note that the instruction also provides that the company must file a schedule identifying the other documents omitted and setting forth the material details in which the documents differ from the copy which is filed. Please provide us with a schedule identifying the parties and the dates of execution of each of the change in control agreements and confirm that you will include a schedule, as applicable, in future filings.

Response:

We attach to this response letter a schedule identifying the parties and effective dates of each change in control agreement required to be filed under Item 601 of Regulation S-K. We also confirm that we will include such schedule in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-6754.

Sincerely,

/s/ June D. Duchesne
June D. Duchesne
Vice President and Assistant General Counsel

Schedule of Change in Control Severance Agreements

Name	Effective Date of Agreement[1]
Coviello, Arthur	31-Dec-2009
Dacier, Paul	31-Dec-2009
Elias, Howard	31-Dec-2009
Gelsinger, Patrick	31-Dec-2009
Goulden, David	31-Dec-2009
Hauck, Frank	31-Dec-2009
Lewis, Mark	31-Dec-2009
Mollen, John T.	31-Dec-2009
Teuber, William J., Jr.	31-Dec-2009
Tucci, Joseph M.	31-Dec-2009
You, Harry	31-Dec-2009

[1]	Refers to the date of the most recently executed change in control severance agreement.